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                  SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C. 20549

                        ----------------------

                               FORM 6-K



                   Report of Foreign Private Issuer
                 Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

                   For the month of September, 2003

Commission File No.: 333-107620


                            SR TELECOM INC.
--------------------------------------------------------------------------------
            (Translation of registrant's name into English)


                       8150 TRANS-CANADA HIGHWAY
                       MONTREAL, QUEBEC H4S 1M5
                                CANADA
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               (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                               20-F [x]
                               40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]
                                No  [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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NEWS RELEASE                                                   [LOGO SR Telecom]

                                                               www.srtelecom.com
                                                               -----------------
For more information:

David Adams                                   Paul Goyette
(Senior Vice-President, Finance and CFO)      (Director, Communications)
(514) 335-4035                                (514) 335-2429 x 4361
email: david_adams@srtelecom.com              email:  paul_goyette@srtelecom.com

Brian Quick (Maison Brison)
(514) 731-0000
email: brian@maisonbrison.com

================================================================================

                  SR TELECOM RECEIVES FIRST ORDERS FOR AIRSTAR

      AIRSTAR WILL SERVE AS BACKUP FOR MISSION CRITICAL FINANCIAL NETWORK

MONTREAL, AUGUST 29, 2003 -- SR TelecomTM Inc. (TSX: SRX), a global leader in fixed wireless access solutions, today announced that it has received its first orders for Netro Corporation's (NASDAQ: NTRO) AirStar product from a leading telecommunications service provider in Mexico. The contract calls for SR Telecom to build a high-capacity fixed wireless access network in support of mission-critical network redundancy services to the financial community. The network will establish broadband connectivity between the national stock exchange and its users within the financial community using AirStar in a point-to-multipoint network configuration.

"Our extensive experience in the deployment of leading-edge fixed wireless networks combined with the superior capabilities of the AirStar product represented the best solution for this customer in delivering equivalent to wireline dependability and quality of service to its users in the financial community," said Claude Giguere, Senior Vice President, SR Telecom.

With product availability at 3.5, 10.5, 26 and 28GHz, AirStar addresses the needs of operators and carriers who offer metropolitan broadband connectivity services. AirStar's intelligent ATM-based technology optimizes spectrum use through packet-based dynamic bandwidth allocation, enabling AirStar to handle a wide variety of services and provide on-demand bandwidth quickly, reliably and economically. AirStar is also used for cellular transmission infrastructure applications. AirStar is deployed in Europe, Asia, Latin America, the Middle East and North America.

Backed by two decades of providing fixed wireless access systems, SR Telecom offers its customers a full range of services, from network planning to system maintenance and 24/7 technical assistance around the world.

On March 27, SR Telecom announced an agreement and plan of merger with Netro. On August 27, 2003, Netro's stockholders approved and adopted the proposed agreement and plan of merger with SR Telecom. The closing of the merger is contingent upon other customary closing conditions and the formal declaration by Netro's board of directors of an aggregate US$100 million dividend; the closing is expected to occur on September 4, 2003. Only Netro stockholders of record as of the close of business on September 4, 2003, will be entitled to receive the merger consideration of SR Telecom Common Share and the cash dividend.

ABOUT SR TELECOM
SR Telecom is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom's field-proven solutions include equipment, network planning, project management, installation and maintenance services. SR Telecom offers the industry's broadest portfolio of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 110 countries, are among the most advanced and reliable available today.


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FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM is a trademark of SR Telecom Inc. All rights reserved 2003. AirStar is a trademark of Netro Corporation.
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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               SR TELECOM INC.



                               By:   /s/ David L. Adams
                                  ---------------------------------------------
                                     Name:  David L. Adams
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer

Date: September 2, 2003